Exhibit 99.6

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Registration Statement on Form F-10 (File No. 333-228924) (the “F-10”) of HEXO Corp. of our report dated December 31, 2019 relating to the amended and restated consolidated financial statements of HEXO Corp. for the years ended July 31, 2019 and 2018 appearing in this Registration Statement being filed with the United States Securities and Exchange Commission.

We consent to the references to us contained in the F-10 and in the documents incorporated by reference therein.

/s/ MNP LLC

Ottawa, Canada

May 19, 2020